UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Klaviyo, inc

(Name of Issuer)

Series A Common Stock, $0.01

(Title of Class of Securities)

49845K101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accomplice Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,140,830 (1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 11,140,830 (1)
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,140,830 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4% (1)
12.	TYPE OF REPORTING PERSON* PN

(1)	Accomplice Fund I, L.P. (“Accomplice I”) directly owns 26,720 shares of the Issuer’s Series A Common Stock, par value $0.01 per share (“Series A Common Stock”) and 11,114,110 shares of the Issuer’s Series B Common Stock, par value $0.01 per share (“Series B Common Stock and together with the Series A Common Stock, the “Common Stock”). The Series B Common Stock is convertible on a one for one basis into Series A Common Stock. The percent of class was calculated based on 40,822,255 shares of Series A Common Stock outstanding as of December 31, 2023, plus 11,114,110 shares of the Issuer’s Series B Common Stock held by the reporting person as of December 31, 2023, which are treated as converted into Series A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accomplice Associates I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,140,830
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 11,140,830
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,140,830
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
12.	TYPE OF REPORTING PERSON* OO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeff Fagnan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,140,830
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 11,140,830
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,140,830
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
12.	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Klaviyo, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 125 Summer Street, 6th Floor, Boston, MA 02110.

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of Accomplice Fund I, L.P. ("ACC I"), Accomplice Associates I, LLC ("AA I"), the sole general partner of ACC I, and Jeff Fagnan ("Fagnan"), the sole Class A Member of AAI.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of ACC I, AA I and Fagnan is 56 Wareham Street, Floor 3, Boston, MA 02118.

Item 2(c).	Citizenship

Each of ACC I and AA I is organized under the laws of Delaware. Fagnan is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Series A Common Stock, par value $0.01(“Series A Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 49845K101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a). Amount beneficially owned

As of the close of business on December 31, 2023, ACC I directly owns 26,720 shares of Series A Common Stock and 11,114,110 shares of Series B Common Stock, par value $0.01(“Series B Common Stock”). AA I is the sole general partner of ACC I. Fagnan is the sole Class A Member of AA I. No person other than the respective owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares.

Item 4(b). Percent of Class

As of the close of business on December 31, 2023, ACC I was the beneficial owner of 21.4% of the Common Stock, based on 40,822,255 shares of Series A Common Stock outstanding as of December 31, 2023, plus 11,114,110 shares of the Issuer’s Series B Common Stock held by the reporting person as of December 31, 2023, which are treated as converted into Series A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

Item 4(c). Number of shares as to which the person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
ACC I	11,140,830	0	11,140,830	0
AA I	11,140,830	0	11,140,830	0
Fagnan	11,140,830	0	11,140,830	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable. The Filing Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

ACCOMPLICE FUND I, L.P.
By: Accomplice Associates I, LLC,
its general partner

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: General Counsel and Secretary

ACCOMPLICE ASSOCIATES I, L.P.

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: General Counsel and Secretary

/s/ Jeff Fagnan
Jeff Fagnan

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 1, 2024

ACCOMPLICE FUND I, L.P.
By: Accomplice Associates I, LLC,
its general partner

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: General Counsel and Secretary

ACCOMPLICE ASSOCIATES I, L.P.

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: General Counsel and Secretary

/s/ Jeff Fagnan
Jeff Fagnan